Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	12 months ended	Fiscal years ended September 30,
	12/30/2004	2004	2003	2002	2001	2000

Net Income Before Preferred
Stock Dividends, as reported	$ 72,689	$ 81,564	$103,934	$ 89,071	$ 96,939	$ 82,942

Change in undistributed earnings from equity investees	(16,678)	(8,327)	4,740	12,216	(7,587)	(11,545)

Add - Income Taxes	33,048	37,833	59,182	46,321	51,372	41,195
Fixed charges excluding capitalized interest	48,655	48,426	49,441	56,439	72,051	52,919

Earnings	$137,714	$159,496	$217,297	$204,047	$212,775	$165,511

Fixed charges including capitalized interest	$ 48,655	$ 48,426	$ 49,441	$ 56,439	$ 72,051	$ 53,741

Ratio of Earnings to Fixed Charges	2.83	3.29	4.40	3.62	2.95	3.08